SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          SHOWSCAN ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    825397102
                                 -------------
                                 (CUSIP Number)
                                               Copy to:
Kiskiminetas Springs School                    Esanu Katsky Korins & Siger, LLP
1888 Brett Lane                                605 Third Avenue
Saltsburg, PA 15681                            New York, New York 10158
Attention: Ms. Linda Miller                    Attention:  Roy M. Korins, Esq.
Telephone (724) 639-3586                       Telephone (212) 953-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 29, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

CUSIP No.   825397102           SCHEDULE 13D
-------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of Above Person (entities only)

          Kiskiminetas Springs School
-------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group*            (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------

3         SEC Use Only

-------------------------------------------------------------------------------

4         Source of Funds*          WC, OO

-------------------------------------------------------------------------------

5        Check Box if Disclosure of Legal Proceedings is Required        [ ]

-------------------------------------------------------------------------------

6        Citizenship or Place of Organization                      Pennsylvania

-------------------------------------------------------------------------------
                     7     Sole Voting Power
                            433,000 shares                              7.7%
                     ----------------------------------------------------------
Number of            8     Shared Voting Power
Shares                     0 shares                                       0%
Beneficially         ----------------------------------------------------------
Owned By             9     Sole Dispositive Power
Each                       433,000 shares                               7.7%
Reporting            ----------------------------------------------------------
Person               10    Shared Dispositive Power
With                       0 shares                                       0%
-------------------------------------------------------------------------------

11        Aggregate Amount Beneficially Owned By Each Reporting Person

                     433,000 shares
-------------------------------------------------------------------------------

12        Check Box if the Aggregate Amount in Row (11) excludes
          Certain Shares*                                                [ ]

-------------------------------------------------------------------------------

13        Percent of Class Represented by Amount in Row (11)            7.7%
-------------------------------------------------------------------------------

14        Type of Reporting Person*
                                                      CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         This Statement on Schedule 13D (this "Statement") relates to transactions effected on August 29, 1997 (the "Reporting Date"). As of the Reporting Date, the Kiskiminetas Springs School (the "Reporting Person") was the beneficial owner of 286,000 shares of the Common Stock, par value $.001 per share (the "Common Stock"), of Showscan Entertainment, Inc. (the "Issuer"), representing approximately 5.1% of the Issuer's outstanding Common Stock (based on 5,642,058 shares of Common Stock outstanding as reported in the Form 10-Q of the Issuer filed on February 10, 1997). This Statement reflects information with respect to the ownership of the Issuer's securities by the Reporting Person as of October 21, 1998, the day immediately before the day when the Reporting Person sold 383,000 shares of Common Stock and ceased to own over 5% of the Issuer's Common Stock then outstanding. The latter transaction is described in Amendment No. 1 to this Statement which is being filed immediately after the filing hereof . Information contained in this Statement regarding persons other than the Reporting Person is furnished to the best knowledge of the Reporting Person.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 3939 Landmark Street, Culver City, CA 90232.

ITEM 2.  IDENTITY AND BACKGROUND.

         This  Statement is being filed by the Reporting  Person.  The Reporting
Person is a Pennsylvania non-profit educational institution that has an endowment composed of the shares of the Issuer's Common Stock and certain other securities. The Reporting Person owned as of October 21, 1998, 50,000 shares of Common Stock in an account at PaineWebber Incorporated (the "PaineWebber Account") and 383,000 shares of Common Stock in an account at Piper Jaffray Inc. (the "Piper Jaffray Account").

         From April 1996 to February 22, 1999, Mr. Alan J. Andreini was authorized by the Board of Trustees of the Reporting Person (the "Board of Trustees") to exercise investment and voting power over the shares of Common Stock of the Issuer held in the Piper Jaffray Account and the PaineWebber Account. During such period, Mr. Andreini was permitted to exercise such authority without approval from the Finance Committee of the Board of Trustees (the "Finance Committee"). In March 1999, when Mr. Andreini requested the termination of his investment and voting power over the securities held in the Piper Jaffray Account and the PaineWebber Account, all investment and voting power over any securities held in such Accounts became subject to the prior approval of the Finance Committee. Mr. Andreini is still an authorized person for the PaineWebber Account.

         Mr. Andreini has filed a Schedule 13D and a Schedule 13G under his own name with respect to the Common Stock of the Issuer, and is not a reporting person hereunder. Mr. Andreini's filings disclose the Reporting Person's ownership of the Issuer's Common Stock.

         Information with respect to the Reporting Person and the members of the Finance Committee (in accordance with Instruction C to Schedule 13D) is set forth below.

         1. a. KISKIMINETAS SPRINGS SCHOOL is a not-for-profit corporation organized under the laws of Pennsylvania.

              b.  ADDRESS:
                  1888 Brett Lane
                  Saltsburg, PA  15681

              c.  PRINCIPAL BUSINESS:  Secondary educational institution.

              d. CONVICTIONS: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              e. PROCEEDINGS: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

              f.  CITIZENSHIP:  Not applicable.

         2. a. MICHAEL YUKEVICH, JR. is a member and the Chairman of the Board of Trustees and a member of the Finance Committee.

              b.  ADDRESS:
                  Yukevich, Marchetti, Liekar & Zangrilli, P.C.
                  One Gateway Center, Sixth Floor
                  Pittsburgh, PA  15222

              c.  PRINCIPAL OCCUPATION:  Attorney.

              d. CONVICTIONS: During the last five years, Mr. Yukevich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              e. PROCEEDINGS: During the last five years, Mr. Yukevich has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

              f.  CITIZENSHIP:  United States.

         3.   a.  LINDA  K. MILLER  is  the  Business  Manager  of the Reporting
                  Person.

              b.  ADDRESS:
                  Kiskiminetas Springs School
                  1888 Brett Lane
                  Saltsburg, PA  15681

              c.  PRINCIPAL   OCCUPATION:  Business  Manager  of  the  Reporting
                  Person.

              d. CONVICTIONS: During the last five years, Ms. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              e. PROCEEDINGS: During the last five years, Ms. Miller has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws

              f.  CITIZENSHIP:  United States.

         4. a. JOHN A. PIDGEON is the Headmaster and President of the Reporting Person, a member of the Board of Trustees and a member of the Finance Committee.

              b.  ADDRESS:
                  Kiskiminetas Springs School
                  1888 Brett Lane
                  Saltsburg, PA  15681

              c.  PRINCIPAL OCCUPATION:  Headmaster of the Reporting Person.

              d. CONVICTIONS: During the last five years, Mr. Pidgeon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              e. PROCEEDINGS: During the last five years, Mr. Pidgeon has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

              f.  CITIZENSHIP:  United States.

         5. a. ALAN J. ANDREINI is a member of the Board of Trustees and Chairman of the Finance Committee.

              b.  ADDRESS:
                  395 Hudson Street
                  New York, New York 10014


                                  Page 5 0f 41

              c. PRINCIPAL OCCUPATION: President and Chief Executive Officer of InterWorld Corporation, a corporation principally engaged in the provision of Internet commerce software for sales, order management, order fulfillment, customer service and other applications.

              d. CONVICTIONS: During the last five years, Mr. Andreini has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              e. PROCEEDINGS: During the last five years, Mr. Andreini has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

              f.  CITIZENSHIP:  United States.

         6. a. ALLEN R. GLICK is a member of the Board of Trustees and a member of the Finance Committee.

              b.  ADDRESS:
                  P.O. Box 8446
                  La Jolla, California 92038

              c. PRINCIPAL OCCUPATION: Chief Executive of Alta Resource Group International, Inc.

              d. CONVICTIONS: During the last five years, Mr. Glick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              e. PROCEEDINGS: During the last five years, Mr. Glick has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

              f.  CITIZENSHIP:  United States.

         7. a. MAYNARD H. MURCH IV is a member of the Board of Trustees and a member of the Finance Committee.

              b.  ADDRESS:
                  9315 Euclid Chardon Road
                  Kirkland, Ohio 44094

              c. PRINCIPAL OCCUPATION: President and Chief Executive Officer of Maynard H. Murch Company, Inc.

              d. CONVICTIONS: During the last five years, Mr. Murch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              e. PROCEEDINGS: During the last five years, Mr. Murch has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

              f.  CITIZENSHIP:  United States.

         8. a. JAMES P. MOORE, JR. is a member of the Board of Trustees and a member of the Finance Committee.

              b.  ADDRESS:
                  2919A Woodley Street
                  Arlington, Virginia 22206

              c.  PRINCIPAL OCCUPATION:  President and Chief Executive of ATI.

              d. CONVICTIONS: During the last five years, Mr. Moore has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              e. PROCEEDINGS: During the last five years, Mr. Moore has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

              f.  CITIZENSHIP:  United States.

         9. a. CARL L. KALNOW is a member of the Board of Trustees and a member of the Finance Committee.

              b.  ADDRESS:
                  c/o Seasongood and Mayer
                  414 Walnut Street, Suite 310
                  Cincinnati, Ohio 45202

              c.  PRINCIPAL OCCUPATION: Limited Partner of Seasongood and Mayer.

              d. CONVICTIONS: During the last five years, Mr. Moore has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              e. PROCEEDINGS: During the last five years, Mr. Moore has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

              f.  CITIZENSHIP:  United States.

ITEM 3.       SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person acquired some shares of the Issuer's Common Stock using funds it allocated from its revenues for purposes of establishing an endowment and a substantial portion of the Common Stock using funds borrowed against marginable securities of other issuers held in the PaineWebber Account and in the Piper Jaffray Account, respectively. The funds borrowed in each account were obtained under the customary terms of PaineWebber Incorporated and Piper Jaffray, Inc., respectively, for such transactions. The aggregate purchase price paid for the shares purchased by the Reporting Person, including mark-ups, was $1,529,027.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired the shares of the Issuer's Common Stock for purposes of investment.

         The Reporting Person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) As of October 21, 1998, the Reporting Person was the beneficial owner of 433,000 shares of Common Stock of the Issuer, representing approximately 7.7% of the Issuer's outstanding Common Stock (based on 5,642,058 shares of Common Stock outstanding as reported in the Form 10-K of the Issuer filed on July 30, 1998).

         (b) As of October 21, 1998, the Reporting Person had the sole power to vote and to dispose of 433,000 shares of Common Stock.

         (c) Transactions in the Common Stock of the Issuer were effected on behalf of the Reporting Person by Alan J. Andreini, a member of the Board of Trustees and Chairman of the Finance Committee. Set forth in Appendix A hereto, which is incorporated herein by reference, are transactions in the Common Stock effected by the Reporting Person from the 60th day prior to the Reporting Date through October 21, 1998. Mr. Andreini executed such trades pursuant to authorization by the Board of Trustees to make such trades without consultation or prior approval.

All of the transactions reflected in Appendix A were effected in open market transactions on The Nasdaq Stock Market.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     1. Pursuant to Resolution and Trading Authorization, a copy of which is filed as Exhibit 1 hereto, each of Mr Yukevich and Linda K. Miller are, and Mr. Andreini prior to March 1999 was, authorized to instruct Piper Jaffray Inc. brokers to effect transactions and transfers on behalf of the Reporting Person the securities held in the Piper Jaffray Account.

    2.  Pursuant  to  a   Corporate  Resolution,  a  copy  of  which is filed as
Exhibit 2 hereto, each of John A. Pidgeon and Alan J. Andreini is authorized to act on behalf of the Reporting Person in connection with the PaineWebber Account.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT 1 - Resolution and Trading Authorization of the Reporting Person, dated June 5, 1998.

         EXHIBIT 2 - Corporate Resolutions of the Reporting Person, dated January 13, 1997.

         EXHIBIT 3 - Form of Piper Jaffray Prime Account Agreement.

         EXHIBIT 4 - Form of Piper Jaffray PAT Plus Account Agreement.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete, and correct.

Date: October 12, 1999.

                                            KISKIMINETAS SPRINGS SCHOOL


                                            By: s/JOHN A. PIDGEON
                                               ------------------------
                                            Name:  John A. Pidgeon
                                            Title: President








ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                      APPENDIX A

TRANSACTIONS FOR ACCOUNT OF KISKIMINETAS SPRINGS SCHOOL (COMBINED SHARES IN THE PIPER JAFFRAY ACCOUNT AND IN THE PAINEWEBBER ACCOUNT)


                          TYPE OF                                PURCHASE PRICE
 TRADE DATE               TRANSACTION       QUANTITY             IN U.S. DOLLARS
--------------------------------------------------------------------------------
  07/07/97                 Purchase           2,000              2.5000
  07/08/97                 Purchase           2,000              2.5000
  07/09/97                 Purchase           2,000              2.6250
  07/09/97                 Purchase           2,000              2.6250
  07/09/97                 Purchase           2,000              2.6250
  07/09/97                 Purchase           2,500              2.6250
  07/10/97                 Purchase           3,000              2.6250
  07/10/97                 Purchase           2,000              2.6250
  07/10/97                 Purchase           2,500              2.6250
  07/11/97                 Purchase           1,000              2.6250
  08/28/97                 Purchase           5,000              2.3750
  08/28/97                 Purchase           5,000              2.3750
  08/29/97                 Purchase          10,000              2.5000
  08/29/97                 Purchase          10,000              2.5000
  08/29/97                 Purchase          10,000              2.5000
  09/01/97                 Purchase          17,000              2.3125
  09/05/97                 Purchase           5,000              2.6250
  09/30/97                 Purchase           5,000              3.1250
  10/01/97                 Purchase           7,000              3.0000
  10/03/97                 Purchase           5,000              3.0000
  10/06/97                 Purchase           5,000              3.0000
  10/10/97                 Purchase           5,000              3.1250
  11/04/97                 Purchase           5,000              3.0625
  12/30/97                 Purchase           2,000              1.1250
  12/31/97                 Purchase           2,000              1.0625
  12/31/97                 Purchase           3,000              1.0625
  12/31/97                 Purchase           2,000              1.0625
  01/07/98                 Purchase           2,000              1.4375
  01/07/98                 Purchase           2,000              1.4375
  01/08/98                 Purchase           3,000              1.5000
  01/09/98                 Purchase           2,000              1.5000
  01/20/98                 Purchase           2,000              1.5000
  01/20/98                 Purchase           2,000              1.5000
  01/20/98                 Purchase           3,000              1.5000
  01/22/98                 Purchase           3,000              1.4375
  01/22/98                 Purchase           2,000              1.5000
  01/22/98                 Purchase           1,000              1.5000
  01/22/98                 Purchase           4,000              1.6250

                           TYPE OF                               PURCHASE PRICE
 TRADE DATE                TRANSACTION       QUANTITY            IN U.S. DOLLARS
--------------------------------------------------------------------------------
  01/22/98                 Purchase           1,500              1.5000
  01/23/98                 Purchase           5,000              1.7500
  01/23/98                 Purchase           5,000              1.7500
  01/30/98                 Purchase           1,000              1.7500
  02/05/98                 Purchase             500              1.6875
  03/09/98                 Purchase           5,000              1.3125
  03/26/98                 Purchase          15,000              1.1250
  03/28/98                 Purchase          15,000              1.1250
  03/27/98                 Purchase          10,000              1.1250
  04/22/98                 Purchase           5,000              0.8125